The information in this preliminary pricing supplement is not complete and may be changed.   This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and prospectus addendum do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated August 21, 2015

Preliminary Pricing Supplement (To the Prospectus dated July 19, 2013, the Prospectus Supplement dated July 19, 2013 and the Prospectus Addendum dated February 3, 2015)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038

$[•] Reverse Convertible Notes due August 24, 2016 Linked to the Common Stock of The Walt Disney Company Global Medium-Term Notes, Series A

Terms used in this preliminary pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC
Reference Asset:	The Common Stock of The Walt Disney Company (Bloomberg ticker symbol “DIS UN<Equity>”).
Initial Valuation Date:	August 21, 2015
Issue Date:	August 26, 2015
Final Valuation Date*:	August 19, 2016
Maturity Date*:	August 24, 2016
Interest Payment Dates:	The 26th day of each month during the term of the Notes, provided that the final Interest Payment Date will be the Maturity Date (subject to the Business Day convention noted below)
Interest Rate:	7.75% per annum (subject to the Day Count convention noted below)
Payment at Maturity:

If you hold your Notes to maturity, you will receive (subject to our credit risk) on the Maturity Date a cash payment per $1,000 principal amount Note that you hold determined as follows:

▪                   If (a) the Final Price is equal to or greater than the Initial Price or (b) the Final Price is less than the Initial Price but a Knock-In Event has not occurred, you will receive a cash payment of $1,000;

▪                   If (a) the Final Price is less than the Initial Price, (b) a Knock-In Event has occurred AND (c) we do not elect to exercise our physical settlement option, you will receive a cash payment calculated as follows:

$1,000 + [$1,000 x Reference Asset Return]

▪                   If (a) the Final Price is less than the Initial Price, (b) a Knock-In Event has occurred AND (c) we elect to exercise our physical settlement option, you will receive (i) an amount of shares of the Reference Asset equal to the Physical Delivery Amount and (ii) a cash payment equal to the Fractional Share Amount times the Final Price.

If a Knock-In Event occurs, and if the Final Price is less than the Initial Price, your Notes will be fully exposed to the negative performance of the Reference Asset from the Initial Price to the Final Price. In such an event, if we elect to exercise our physical settlement option, the market value of the shares of the Reference Asset that you receive may be less than the amount of cash that you would have received had we not elected to exercise such option and is expected to be substantially less than the value of your original investment.

Any payment on the Notes, including the interest payments and any payment at maturity, is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to UK Bail-In Powers” and “Selected Risk Considerations” in this preliminary pricing supplement and “Risk Factors” in the accompanying prospectus addendum for more information.

Initial Price:**	$100.11
Final Price:**	The Closing Price of the Reference Asset on the Final Valuation Date
Knock-In Barrier Price:**	$75.08, the Initial Price multiplied by 75.00%, rounded to the nearest cent
Consent to U.K. Bail-in Power

By acquiring the Notes, you acknowledge, agree to be bound by, and consent to the exercise of, any U.K. Bail-in Power. See “Consent to U.K. Bail-in Power” on page PPS-1 of this preliminary pricing supplement.

[Terms of the Notes Continue on the Next Page]

	Initial Issue Price(1)(2)	Price to Public(1)(2)	Agent’s Commission(3)	Proceeds to Barclays Bank PLC(3)
Per Note	$1,000	100%	0.25%	99.75%
Total	$[•]	$[•]	$[•]	$[•]

(1)          Because dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all selling concessions, fees or commissions, the public offering price for investors purchasing the Notes in such fee-based advisory accounts may be between $997.50 and $1,000 per Note. Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes.

(2)          Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is expected to be between $945.00 and $994.70 per Note.  The estimated value is expected to be less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” on page PPS-1 of this preliminary pricing supplement.

(3)          Barclays Capital Inc. will receive commissions from the Issuer of up to 0.25% of the principal amount of the Notes, or up to $2.50 per $1,000 principal amount. Barclays Capital Inc. will use these commissions to pay variable selling concessions or fees (including custodial or clearing fees) to other dealers. The actual commission received by Barclays Capital Inc. will be equal to the selling concession paid to such dealers.

One or more of our affiliates may purchase up to 15% of the aggregate principal amount of the Notes and hold such Notes for investment for a period of at least 30 days. Accordingly, the total principal amount of the Notes may include a portion that was not purchased by investors on the Issue Date. Any unsold portion held by our affiliate(s) may affect the supply of Notes available for secondary trading and, therefore, could adversely affect the price of the Notes in the secondary market. Circumstances may occur in which our interest or those of our affiliates could be in conflict with your interests.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and on page PA-1 of the prospectus addendum and “Selected Risk Considerations” beginning on page PPS-6 of this preliminary pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this preliminary pricing supplement is truthful or complete.   Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Terms of the Notes, Continued

Knock-In Event:

A Knock-In Event occurs if, on any scheduled trading day during the term of the Notes, the Closing Price of the Reference Asset is less than the Knock-In Barrier Price.

If a Market Disruption Event occurs on any scheduled trading day during the term of the Notes, such day will be disregarded for purposes of determining whether a Knock-In Event has occurred.

Reference Asset Return:	The performance of the Reference Asset from the Initial Price to the Final Price, calculated as follows: Final Price – Initial Price Initial Price
Physical Settlement at the Option of the Issuer:

If (a) the Final Price is less than the Initial Price, (ii) a Knock-In Event has occurred AND (c) we elect to exercise our physical settlement option, you will receive on the Maturity Date an amount of shares of the Reference Asset equal to the Physical Delivery Amount (and, if applicable, a cash payment in respect of the Fractional Share Amount) as described above under “Payment at Maturity”.

Physical Delivery Amount:**	9 shares, which is a number of shares of the Reference Asset equal to $1,000 divided by the Initial Price, rounded down to the nearest whole number.
Fractional Share Amount:**	0.98901 shares, which is equal to the number of fractional shares of the Reference Asset resulting from dividing $1,000 by the Initial Price.
Closing Price:**

With respect to any date, the official closing price per share of the Reference Asset on that date as displayed on Bloomberg Professional® service page “DIS UN <Equity>” or any successor page on Bloomberg Professional® service or any successor service, as applicable.

Tax Allocation of the Interest Payments on the Notes:	Deposit: [•]% of each interest payment on the Notes Put Premium: [•]% of each interest payment on the Notes
Calculation Agent:	Barclays Bank PLC
Business Days:	Following; Unadjusted
Day Count:	30/360
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	06741WBC3 / US06741WBC38

*                  Subject to postponement in the event of a market disruption event, as described under “Selected Purchase Considerations—Market Disruption Events and Adjustments” in this preliminary pricing supplement.

**            Subject to adjustment as described under “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset” in the accompanying prospectus supplement.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this preliminary pricing supplement together with the prospectus dated July 19, 2013, as supplemented by the prospectus supplement dated July 19, 2013 and the prospectus addendum dated February 3, 2015 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This preliminary pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the prospectus addendum, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•                  Prospectus Supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

•                  Prospectus Addendum dated February 3, 2015:

http://www.sec.gov/Archives/edgar/data/312070/000119312515031134/d864437d424b3.htm

Our SEC file number is 1-10257.  As used in this preliminary pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public (which we refer to as the “Initial Valuation Date”) based on prevailing market conditions on the Initial Valuation Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the Initial Valuation Date is based on our internal funding rates.  Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the notes on the Initial Valuation Date is expected to be less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately six months after the initial issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PPS-6 of this preliminary pricing supplement.

You may revoke your offer to purchase the Notes at any time prior to the Initial Valuation Date.  We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their Initial Valuation Date.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

CONSENT TO U.K. BAIL-IN POWER

Under the U.K. Banking Act 2009, as recently amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power under certain conditions which, in summary, include that such authority determines that: (i) a relevant entity (such as the Issuer) is failing or is likely to fail, (ii) it is not reasonably likely that (ignoring the other stabilization powers under the U.K. Banking Act) any other action will be taken to avoid the entity’s failure, (iii) the exercise of the stabilization powers are necessary taking into account certain public interest considerations such as the stability of the U.K. financial system, public confidence in the U.K. banking system and the protection of depositors and (iv) the objectives of the resolution measures would not be met to the same extent by the winding up of the entity. Notwithstanding these conditions, there remains uncertainty regarding how the relevant U.K. resolution authority would assess these conditions in deciding whether to exercise any U.K. Bail-in Power.  The U.K. Bail-in Power includes any statutory write-down and conversion power, which allows for the cancellation of all, or a portion, of any amounts payable on the Notes, including any repayment of principal and/or the conversion of all, or a portion, of any amounts payable on the Notes, including the repayment of principal, into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the Notes. Accordingly, if any U.K. Bail-in Power is exercised you may lose all or a part of the value of your investment in the Notes or receive a different security, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the Notes.

By your acquisition of the Notes, you acknowledge, agree to be bound by, and consent to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

This is only a summary. For more information, please see “Selected Risk Considerations—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this preliminary pricing supplement and the full definition of “U.K. Bail-in Power” as well as the risk factors in the accompanying prospectus addendum.

PPS-1

HYPOTHETICAL EXAMPLES OF AMOUNTS PAYABLE AT MATURITY

The following table illustrates a hypothetical range of payments that you may receive at maturity (excluding the final interest payment on the Notes) under various circumstances.  The examples set forth below are purely hypothetical and are provided for illustrative purposes only.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The following examples do not take into account any tax consequences from investing in the Notes.  These examples also make the following key assumptions:

■                   Initial Price: $100.11

■                   Knock-In Barrier Price: $75.08 (which is 75.00% of the Initial Price set forth above, rounded to the nearest cent)

■                   Physical Delivery Amount: 9 shares (which is equal to $1,000 divided by the Initial Price set forth above, rounded down to the nearest whole share)

■                   Fractional Share Amount: 0.98901 shares (which is the amount of the fractional shares resulting from dividing $1,000 by the Initial Price set forth above)

■                   Interest Rate: 7.75% per annum

■                   Dividend Yield on the Reference Asset: 2.96% per annum

■                   The term of the Note is one year and you hold your Notes to maturity.

			Knock-In Event Does Not Occur		Knock-In Event Occurs
Final Price	Reference Asset Return	Return on Direct Investment the Reference Asset	Payment at Maturity*	Total Return on Notes	Payment at Maturity*	Total Return on Notes***
$200.22	100.00%	102.96%	$1,000.00	7.75%	$1,000.00	7.75%
$190.21	90.00%	92.96%	$1,000.00	7.75%	$1,000.00	7.75%
$180.20	80.00%	82.96%	$1,000.00	7.75%	$1,000.00	7.75%
$170.19	70.00%	72.96%	$1,000.00	7.75%	$1,000.00	7.75%
$160.18	60.00%	62.96%	$1,000.00	7.75%	$1,000.00	7.75%
$150.17	50.00%	52.96%	$1,000.00	7.75%	$1,000.00	7.75%
$140.15	40.00%	42.96%	$1,000.00	7.75%	$1,000.00	7.75%
$130.14	30.00%	32.96%	$1,000.00	7.75%	$1,000.00	7.75%
$120.13	20.00%	22.96%	$1,000.00	7.75%	$1,000.00	7.75%
$110.12	10.00%	12.96%	$1,000.00	7.75%	$1,000.00	7.75%
$100.11	0.00%	2.96%	$1,000.00	7.75%	$1,000.00	7.75%
$90.10	-10.00%	-7.04%	$1,000.00	7.75%	$900.00**	-2.25%
$80.09	-20.00%	-17.04%	$1,000.00	7.75%	$800.00**	-12.25%
$75.08	-25.00%	-22.04%	$1,000.00	7.75%	$750.00**	-17.25%
$70.08	-30.00%	-27.04%	N/A	N/A	$700.00**	-22.25%
$60.07	-40.00%	-37.04%	N/A	N/A	$600.00**	-32.25%
$50.06	-50.00%	-47.04%	N/A	N/A	$500.00**	-42.25%
$40.04	-60.00%	-57.04%	N/A	N/A	$400.00**	-52.25%
$30.03	-70.00%	-67.04%	N/A	N/A	$300.00**	-62.25%
$20.02	-80.00%	-77.04%	N/A	N/A	$200.00**	-72.25%
$10.01	-90.00%	-87.04%	N/A	N/A	$100.00**	-82.25%
$0.00	-100.00%	-97.04%	N/A	N/A	$0.00	-92.25%

*              Per $1,000 principal amount Note, excluding the final interest payment.

**           Assumes that we do NOT elect to exercise our physical settlement option at maturity, as described on the cover page of this preliminary pricing supplement. If we elect to exercise our physical settlement option, the market value of the shares that you receive at maturity may be less, and may be substantially less, than the cash payment that you would have received had we not elected to exercise our physical settlement option.

***         Includes the interest payments on the Notes.

PPS-2

The following examples illustrate how the payments at maturity set forth in the table on the previous page are calculated:

Example 1: The Reference Asset increases from an Initial Price of $100.11 to a Final Price of $120.13.

Because the Final Price is greater than the Initial Price, you will receive a cash payment at maturity of $1,000 per $1,000 principal amount Note that you hold (plus the final interest payment on the Notes).

Example 2: The Reference Asset decreases from an Initial Price of $100.11 to a Final Price of $90.10 but a Knock-In Event has not occurred.

Although the Final Price is less than the Initial Price, a Knock-In Event has not occurred.  Accordingly, you will receive a cash payment at maturity of $1,000 per $1,000 principal amount Note that you hold (plus the final interest payment on the Notes).

Example 3: The Reference Asset decreases from an Initial Price of $100.11 to a Final Price of $90.10, a Knock-In Event HAS occurred, and we do NOT exercise our option to physically settle the Notes.

Because the Final Price is less than the Initial Price and a Knock-In Event has occurred, you will receive a cash payment at maturity of $900.00 per $1,000 principal amount Note that you hold (plus the final interest payment on the Notes), calculated as follows:

$1,000 + [$1,000 x Reference Asset Return]

$1,000 + [$1,000 x -10.00%] = $900.00

Example 4: The Reference Asset decreases from an Initial Price of $100.11 to a Final Price of $90.10, a Knock-In Event HAS occurred, and we do exercise our option to physically settle the Notes.

Because the Final Price is less than the Initial Price and a Knock-In Event has occurred, you will receive 9 shares of the Reference Asset at maturity (equal to the Physical Delivery Amount) plus a cash payment of $89.11(equal to the Fractional Share Amount times the Final Price) for each $1,000 principal amount Note that you hold.

Example 5: The Reference Asset decreases from an Initial Price of $100.11 to a Final Price of $50.06 (resulting in the occurrence of a Knock-In Event on the Final Valuation Date) and we do NOT exercise our option to physical settle the Notes.

Because the Final Price is less than the Initial Price and a Knock-In Event has occurred, you will receive a cash payment at maturity of $500.00 per $1,000 principal amount Note that you hold (plus the final interest payment on the Notes), calculated as follows:

$1,000 + [$1,000 x Reference Asset Return]

$1,000 + [$1,000 x -50.00%] = $500.00

Example 6: The Reference Asset decreases from an Initial Price of $100.11 to a Final Price of $50.06 (resulting in the occurrence of a Knock-In Event on the Final Valuation Date) and we do exercise our option to physically settle the Notes.

Because the Final Price is less than the Initial Price and a Knock-In Event has occurred, you will receive 9 shares of the Reference Asset at maturity (equal to the Physical Delivery Amount) plus a cash payment of $49.51 (equal to the Fractional Share Amount times the Final Price) for each $1,000 principal amount Note that you hold.

Examples 3 through 6 above demonstrate that you might receive a payment at maturity that is worth less than your original investment. Examples 3 and 4 demonstrate that the occurrence of a Knock-In Event on any day during the term of the Notes will cause your Notes to be fully exposed to any negative performance of the Reference Asset from the Initial Price to the Final Price even if the Final Price is greater than the Knock-In Barrier Price. Examples 5 and 6 further demonstrate that the occurrence of a Knock-In Event on the Final Valuation Date will cause your Notes to be fully exposed to any negative performance of the Reference Asset from the Initial Price to the Final Price even if a Knock-In Event did not occur on any other day during the term of the Notes.

As noted on the cover page of this preliminary pricing supplement, you may lose up to 100% of the principal amount of your investment in the Notes.

PPS-3

SELECTED PURCHASE CONSIDERATIONS

•      Market Disruption Events and Adjustments—The Maturity Date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

o      For a description of what constitutes a Market Disruption Event with respect to the Reference Asset as well as the consequences of that Market Disruption Event, see “Reference Assets—Equity Securities—Market Disruption Events Relating to Securities with an Equity Security as the Reference Asset”; and

o      For a description of further adjustments that may affect the Reference Asset, see “Reference Assets—Equity Securities—Share Adjustments Relating to Securities with an Equity Security as the Reference Asset”.

Notwithstanding anything to the contrary in the accompanying prospectus supplement, the Final Valuation Date may be postponed by up to five scheduled trading days due to the occurrence or continuance of a Market Disruption Event on such date.  If the Final Valuation Date is postponed, the Maturity Date will be postponed such that the number of business days from the Final Valuation Date to the Maturity Date remains the same. No additional interest will accrue as a result of delayed payment.

•      Interest Payments on the Notes—The Notes will bear interest from the Issue Date at the Interest Rate specified on the front cover of this preliminary pricing supplement.  The interest paid will include interest accrued from the Issue Date or the prior Interest Payment Date, as the case may be, to, but excluding, the relevant Interest Payment Date or Maturity Date.  No interest will accrue and be payable on your Notes after the scheduled Maturity Date if such Maturity Date is postponed by virtue of a postponement of the Final Valuation Date or otherwise.  A “business day” is any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which the banking institutions in New York City or London, generally, are authorized or obligated by law, regulation or executive order to close.  See “Interest Mechanics” in the accompanying prospectus supplement for more information.

•      Certain U.S. Federal Income Tax Considerations—You should carefully consider, among other things, the matters set forth under the heading “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes as described below.  However, the U.S. federal income tax treatment of the Notes is uncertain.  We do not plan to request a ruling from the Internal Revenue Service (the “IRS”) regarding the tax treatment of the Notes, and the IRS or a court may not agree with the tax treatment described in this preliminary pricing supplement. We urge you to consult your tax advisor as to the tax consequences of your investment in the Notes.

U.S. Holders. There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. Under one reasonable approach, each Note should be treated as a put option written by you (the “Put Option”) that permits us to (1) sell the reference asset to you at maturity for an amount equal to the Deposit (as defined below), plus any accrued and unpaid interest, acquisition discount and/or original issue discount on the Deposit, or (2) “cash settle” the Put Option (i.e., require you to pay to us at maturity the difference between the Deposit (plus any accrued and unpaid interest, acquisition discount, and/or original issue discount on the Deposit) and the value of the reference asset at such time), and a deposit with us of cash in an amount equal to the “issue price” or purchase price of your Note (the “Deposit”) to secure your potential obligation under the Put Option. We intend to treat the Notes consistent with this approach.  However, other reasonable approaches are possible.  Pursuant to the terms of the Notes, you agree to treat the Notes as cash deposits and put options with respect to the reference asset for all U.S. federal income tax purposes. Because the term of the Notes is not more than one year, we intend to treat the Deposits as “short-term debt instruments” for U.S. federal income tax purposes.  Please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Short-Term Obligations” in the accompanying prospectus supplement for certain U.S. federal income tax considerations applicable to short-term obligations.  However, because under certain circumstances, the Notes may be outstanding for more than one year, it is possible that the Deposits may not be treated as short-term obligations.  In that event, the U.S. federal income tax treatment of the Deposits would be as described under the heading “Certain U.S. Federal Income tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Payments of Interest” in the accompanying prospectus supplement.

On the cover page we have determined the yield on the Deposit and the Put Premium with respect to each Note, which are treated as described in the section of the accompanying prospectus supplement called “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Deposits and Put Options”.  If the IRS were successful in asserting an alternative characterization for the Notes, the timing and character of income on the Notes might differ.

On December 7, 2007, the IRS released a notice that may affect the taxation of U.S. holders of certain notes (which may include the Notes). According to the notice, the IRS and the Treasury Department are actively considering whether a U.S. holder of such notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any.

PPS-4

It is possible, however, that under such guidance, U.S. holders of such notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury Department are also considering other relevant issues, including whether gain or loss from such instruments should be treated as ordinary or capital and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code (which are discussed further in the prospectus supplement) might be applied to such instruments. It is unclear whether any regulations or other guidance would apply to the Notes (possibly on a retroactive basis).  Prospective investors are urged to consult their tax advisors regarding the notice and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the Notes.

U.S. holders who are individuals (and, to the extent provided in future regulations, entities) may be required to disclose information about their Notes on IRS Form 8938—“Statement of Specified Foreign Financial Assets” if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000.  Significant penalties can apply if a U.S. holder fails to disclose its specified foreign financial assets.  We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

U.S. holders that are individuals, estates and certain trusts are subject to an additional 3.8% “Medicare tax” on all or a portion of their “net investment income,” which may include the coupon payments and any gain realized with respect to the Notes, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return.  U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.

Non-U.S. Holders. We currently do not withhold for tax on coupon payments made to non-U.S. holders of the Notes.  However, if we determine that there is a material risk that we will be required to withhold on any such payments, we may withhold on such payments at a 30% rate, or require an appropriate and valid IRS Form W-8 from non-U.S. holders to avoid withholding for tax.

In addition, we do not believe that coupon payments made to non-U.S. holders of the Notes are subject to the Section 871(m) withholding tax described under the heading “Certain U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders” in the accompanying prospectus supplement.

Non-U.S. holders also are subject to the general rules regarding information reporting and backup withholding described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus.

PPS-5

SELECTED RISK CONSIDERATIONS

An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Asset.  These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement and prospectus addendum, including the risk factors discussed under the following headings of the prospectus supplement (unless otherwise noted):

•      “Risk Factors—Risks Relating to All Securities”;

•      “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”;

•      “Risk Factors—Additional Risks Relating to Notes with a Barrier Percentage or a Barrier Level”;

•      “Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”; and

•      “Risk Factors—Under The Terms of the Notes, You Have Agreed To Be Bound By The Exercise of Any U.K. Bail-in Power By The Relevant U.K. Resolution Authority” (in the accompanying prospectus addendum).

In addition to the risks described above, you should consider the following:

•      Your Investment in the Notes May Result in a Significant Loss—The Notes do not guarantee any return of principal.  If a Knock-In Event occurs and if the Final Price of the Reference Asset is less than the Initial Price, you will be fully exposed to the negative performance of the Reference Asset. If we do not exercise our option to physically settle your Notes, the amount of your principal that you receive at maturity in cash will be fully exposed to the decline of the Reference Asset from the Initial Price to the Final Price.  If we do exercise our option to physically settle your Notes in such an event, you will receive an amount of shares of the Reference Asset with a market value that is expected to be substantially less than the value of your initial investment.  Furthermore, the market value of such shares may be less than the amount of the cash payment that you would have received at maturity had we not elected to exercise our physical settlement option because of fluctuations in the price of the Reference Asset between the Final Valuation Date and the Maturity Date. You may lose up to 100% of the principal amount of your Notes.

•      Potential Return Limited to the Interest Payments—The positive return on the Notes is limited to the interest payments on the Notes.  You will not participate in any appreciation in the value of the Reference Asset and you will not receive more than the principal amount of your Notes at maturity (plus the final interest payment) even if the Reference Asset Return is positive.

•      If a Knock-In Event Occurs, the Payment at Maturity is Not Based on the Price of the Reference Asset at any Time Other than the Closing Price on the Final Valuation Date—The Final Price and the Reference Asset Return will be based solely on the Closing Price of the Reference Asset on the Final Valuation Date.  Accordingly, if a Knock-In Event has occurred, and if the price of the Reference Asset dropped precipitously on the Final Valuation Date, the value of the payment at maturity that you will receive on your Notes (whether in the form of a cash payment or shares of the Reference Asset plus cash in lieu of fractional share amounts), if any, will be significantly less than it would have been had your payment at maturity been linked to the price of the Reference Asset at a time prior to such drop.  In addition, if a Knock-In Event occurs, such event might adversely affect your ability to sell your Notes prior to maturity and the price at which you might be able to sell them.

•      Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including the interest payments and any payment at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•     You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Under the U.K. Banking Act 2009, as recently amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power under certain conditions which, in summary, include that such authority determines that: (i) a relevant entity (such as the Issuer) is failing or is likely to fail, (ii) it is not reasonably likely that (ignoring the other stabilization powers under the U.K. Banking Act) any other action will be taken to avoid the entity’s failure, (iii) the exercise of the stabilization powers are necessary taking into account certain public interest considerations such as the stability of the U.K. financial system, public confidence in the U.K. banking system and the protection of depositors and (iv) the objectives of the resolution measures would not be met to the same extent by the winding up of the entity.  Notwithstanding these conditions, there remains uncertainty regarding how the relevant U.K. resolution authority would assess these conditions in deciding whether to exercise any U.K. Bail-in Power.  The U.K. Bail-in Power includes any statutory write-down and conversion power which allows for the cancellation of all, or a portion, of any amounts payable on the Notes, including any repayment of principal and/or the conversion of all, or a portion, of any amounts payable on the Notes, including the repayment of principal, into shares or other securities or other obligations of ours or another person, including by means of a variation to the terms of the Notes. Accordingly, if any U.K. Bail-in Power is exercised you may lose all or a part of the value of your investment in the Notes or receive a different security, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise its authority to implement the U.K. Bail-in Power without providing any advance notice to the holders of the Notes.

PPS-6

By your acquisition of the Notes, you acknowledge, agree to be bound by, and consent to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture relating to the Notes) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. Accordingly, your rights as a holder of the Notes are subject to, and will be varied, if necessary, so as to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. Please see “Consent to U.K. Bail-in Power” in this preliminary pricing supplement and the risk factors in the accompanying prospectus addendum for more information.

•      Holding the Notes is not the Same as Owning Directly the Reference Asset; No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Reference Asset would have.

•      Single Equity Risk—The price of the Reference Asset can rise or fall sharply due to factors specific to the Reference Asset and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. We urge you to review financial and other information filed periodically with the SEC by the issuer of the Reference Asset. We have not undertaken any independent review or due diligence of the issuer’s SEC filings or of any other publicly available information regarding the issuer.

•      Historical Performance of the Reference Asset Should Not Be Taken as Any Indication of the Future Performance of the Reference Asset Over the Term of the Notes—The historical performance of the Reference Asset is not an indication of the future performance of the Reference Asset over the term of the Notes.  Therefore, the performance of the Reference Asset over the term of the Notes may bear no relation or resemblance to the historical performance of the Reference Asset.

•      The Estimated Value of Your Notes is Expected to be Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•      The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated values referenced above might be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•      The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•      The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•      The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account

PPS-7

statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial issue date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•      We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.  Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments.  We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.  Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, instruments or assets that may serve as the underliers, basket underliers or constituents of the underliers of the Notes.  Such market making, trading activities, other investment banking and financial services may negatively impact the value of the Notes.  Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes.  We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•      Additional Potential Conflicts—In addition to the variety of roles that we and our affiliates play in connection with the issuance of the Notes described above, we also act as calculation agent and may enter into transactions to hedge our obligations under the Notes.  In performing these varied duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•      Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.  Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•      Suitability of the Notes for Investment—You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this preliminary pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

•      Taxes—We intend to treat each Note as a put option written by you in respect of the reference asset and a deposit with us of cash in an amount equal to the principal amount of the Note to secure your potential obligation under the put option.  Pursuant to the terms of the Notes, you agree to treat the Notes in accordance with this characterization for all U.S. federal income tax purposes.  However, because there are no regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible.  See “Certain U.S. Federal Income Tax Considerations” above.

•      Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the Reference Asset on any day and the factors set forth above, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o      the expected volatility of the Reference Asset;

o      the time to maturity of the Notes;

o      the dividend rate, if any, on the Reference Asset;

o      interest and yield rates in the market generally;

o      a variety of economic, financial, political, regulatory or judicial events;

o      supply and demand for the Notes; and

o      our creditworthiness, including actual or anticipated downgrades in our credit ratings

PPS-8

INFORMATION REGARDING THE REFERENCE ASSET

According to publicly available information, The Walt Disney Company (the “Company”) is an entertainment company that conducts operations in media networks, studio entertainment, theme parks and resorts, consumer products, and interactive media. The Company produces motion pictures, television programs, and musical recordings, as well as books and magazines.  The Company’s common stock is listed on the New York Stock Exchange under the ticker symbol “DIS”.

You are urged to read the following section in the accompanying prospectus supplement: “Reference Assets—Equity Securities—Reference Asset Issuer and Reference Asset Information”.  Companies with securities registered under the Securities Exchange Act of 1934, as amended, which is commonly referred to as the “Exchange Act”, and the Investment Company Act of 1940, as amended, which is commonly referred to as the “‘40 Act”, are required to periodically file certain financial and other information specified by the SEC. Information filed by the Company with the SEC under the Exchange Act can be located by reference to its SEC file number:  001-11605, or its CIK Code: 0001001039.

The summary information above regarding the Company comes from the Company’s SEC filings.  You are urged to refer to the SEC filings made by the Company and to other publicly available information (such as the Company’s annual report) to obtain an understanding of the Company’s business and financial prospects.  The summary information contained above is not designed to be, and should not be interpreted as, an effort to present information regarding the financial prospects of any issuer or any trends, events or other factors that may have a positive or negative influence on those prospects or as an endorsement of any particular issuer.

Information from outside sources is not incorporated by reference in, and should not be considered part of, this preliminary pricing supplement or any accompanying prospectus or prospectus supplement.  We have not undertaken any independent review or due diligence of the Company’s SEC filings or of any other publicly available information regarding the Company.

Historical Performance of the Reference Asset

The following table sets forth the high and low daily closing prices, as well as end-of-quarter Closing Prices, of the Reference Asset during the periods indicated below.  These historical trading prices may have been adjusted to reflect certain corporate actions such as stock splits and reverse stock splits.

Period/Quarter Ended	Quarterly High	Quarterly Low	Quarterly Close
March 31, 2008	$33.10	$28.12	$31.38
June 30, 2008	$34.99	$29.93	$31.20
September 30, 2008	$34.39	$29.10	$30.69
December 31, 2008	$30.68	$18.73	$22.69
March 31, 2009	$24.31	$15.59	$18.16
June 30, 2009	$25.87	$18.79	$23.33
September 30, 2009	$28.46	$22.24	$27.46
December 31, 2009	$32.43	$27.21	$32.25
March 31, 2010	$35.31	$29.32	$34.91
June 30, 2010	$37.56	$31.50	$31.50
September 30, 2010	$35.29	$31.38	$33.11
December 31, 2010	$37.95	$33.14	$37.51
March 31, 2011	$44.07	$37.82	$43.09
June 30, 2011	$43.91	$37.58	$39.04
September 30, 2011	$40.74	$29.55	$30.16
December 31, 2011	$37.71	$29.00	$37.50
March 31, 2012	$44.38	$38.31	$43.78
June 30, 2012	$48.50	$40.98	$48.50
September 30, 2012	$52.92	$47.27	$52.28
December 31, 2012	$52.97	$47.06	$49.79
March 31, 2013	$57.75	$50.58	$56.80
June 30, 2013	$67.67	$56.69	$63.15
September 30, 2013	$67.11	$60.69	$64.49
December 31, 2013	$76.40	$63.59	$76.40
March 31, 2014	$83.34	$69.99	$80.07
June 30, 2014	$85.74	$77.01	$85.74
September 30, 2014	$90.94	$85.03	$89.03
December 31, 2014	$95.50	$81.74	$94.19
March 31, 2015	$108.43	$90.96	$104.89
June 30, 2015	$114.99	$105.43	$114.14
August 20, 2015*	$121.69	$100.02	$100.02

*For the period commencing July 1, 2015 and ending on August 20, 2015

PPS-9

The following graph sets forth the historical performance of the Reference Asset based on daily Closing Prices from January 1, 2008 through August 20, 2015.  The Closing Price of one share of the Reference Asset on August 20, 2015 was $100.02.

Historical Performance of the Common Stock of The Walt Disney Company

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

You should not take the historical prices of the Reference Asset as an indication of the future performance of the Reference Asset. The price of the Reference Asset has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the price of the Reference Asset during any period shown above is not an indication that the price of the Reference Asset is more or less likely to increase or decrease at any time during the life of the Notes.

Neither we nor any of our affiliates make any representation to you as to the performance of the Reference Asset. The actual performance of the Reference Asset over the life of the Notes, as well as the payment at maturity, may bear little relation to the historical prices shown above.

We obtained the historical trading price information set forth above from Bloomberg, L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg, L.P.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

PPS-10